UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

136635109

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,261,826*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,261,826*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 2,225,000 Shares underlying certain call options.

2

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,261,826*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,261,826*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

OO

* Includes 2,225,000 Shares underlying certain call options.

3

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,261,826*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,261,826*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 2,225,000 Shares underlying certain call options.

4

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,261,826*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,261,826*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

OO

* Includes 2,225,000 Shares underlying certain call options.

5

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,261,826*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,261,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

IN

* Includes 2,225,000 Shares underlying certain call options.

6

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,261,826*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,261,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,261,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%*
14	TYPE OF REPORTING PERSON

IN

* Includes 2,225,000 Shares underlying certain call options.

7

CUSIP No. 136635109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,036,826 Shares purchased by Lion Point is approximately $56,643,345, including brokerage commissions. The aggregate purchase price of the call options exercisable into 2,225,000 Shares owned directly by Lion Point is approximately $1,090,250, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,180,624 Shares outstanding as of December 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

A.	Lion Point
(a)	As of the close of business on May 3, 2019, Lion Point directly beneficially owned 6,261,826 Shares, including 2,225,000 Shares underlying certain call options.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 6,261,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,261,826
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 6,261,826 Shares beneficially owned by Lion Point.

Percentage: 10.6%

(b)	1. Sole power to vote or direct vote: 6,261,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,261,826
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 136635109

(c)	Lion Point Capital GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 6,261,826 Shares beneficially owned by Lion Point.

Percentage: 10.6%

(b)	1. Sole power to vote or direct vote: 6,261,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,261,826
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 6,261,826 Shares beneficially owned by Lion Point.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 6,261,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,261,826
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Manager of each of Lion Point Capital GP and Lion Point Holdings GP, may be deemed the beneficial owner of the 6,261,826 Shares beneficially owned by Lion Point.

Percentage: Approximately 10.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,261,826
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,261,826

9

CUSIP No. 136635109

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Lion Point during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Lion Point has entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). The swaps with the third parties constitute economic exposure to an aggregate of 3,861,172 notional Shares, representing approximately 6.5% of the outstanding Shares, of which (i) 794,992 notional Shares have reference prices ranging from $12.0539 to $15.9775 (weighted average of $14.8482) and expiration dates from February 3, 2021 to July 31, 2023, (ii) 560,235 notional Shares have reference prices ranging from $11.9848 to $14.5942 (weighted average of $13.5742) and expiration dates from May 3, 2022 to August 29, 2023, (iii) 385,000 notional Shares have a reference price of $18.4800 and an expiration date of November 7, 2022, (iv) 1,980,622 notional Shares have reference prices ranging from $11.4640 to $16.8956 (weighted average of $14.3317) and an expiration date of October 13, 2022, and (v) 140,323 notional Shares have reference prices ranging from $19.9428 to $20.7050 (weighted average of $20.4860) and an expiration date of May 2, 2022.

The Swap Agreements provide Lion Point with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Lion Point has economic exposure to an aggregate of 10,122,998 Shares, representing approximately 17.1% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

Lion Point has purchased in the over the counter market American-style call options referencing an aggregate of 2,225,000 Shares, which have an exercise price of $22.00 per Share and expire on May 17, 2019.

Lion Point has sold in the over the counter market American-style call options referencing an aggregate of 750,000 Shares, which have an exercise price of $20.00 per Share and expire on January 15, 2021.

10

CUSIP No. 136635109

Lion Point has sold in the over the counter market American-style call options referencing an aggregate of 1,700,000 Shares, which have an exercise price of $27.00 per Share and expire on January 17, 2020.

Lion Point has sold in the over the counter market American-style put options referencing an aggregate of 1,700,000 Shares, which have an exercise price of $17.00 per Share and expire on July 19, 2019.

Lion Point has purchased in the over the counter market American-style put options referencing an aggregate of 1,700,000 Shares, which have an exercise price of $22.00 per Share and expire on July 19, 2019.

On August 29, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer   The Joint Filing Agreement is attached as Exhibit 99.1 to the initial Schedule 13D and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

11

CUSIP No. 136635109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

12

CUSIP No. 136635109

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of July 2019 Put Option ($22 Strike Price)[1]	1,046	1.8700	03/11/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(1,046)	0.5500	03/11/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(1,046)	2.5960	03/11/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	3,604	1.8350	03/12/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(3,604)	2.5700	03/12/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(3,604)	0.5100	03/12/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	3,336	1.8910	03/13/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(3,336)	2.5700	03/13/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(3,336)	0.5100	03/13/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	1,471	1.8670	03/14/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(1,471)	2.5700	03/14/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(1,471)	0.5100	03/14/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	768	2.0690	03/15/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(768)	0.5100	03/15/2019

1 Represents American-style put options purchased in the over the counter market. These put options expire on July 19, 2019.

2 Represents American-style put options sold in the over the counter market. These put options expire on July 19, 2019.

3 Represents American-style call options sold in the over the counter market. These call options expire on January 17, 2020.

CUSIP No. 136635109

Sale of January 2020 Call Option ($27 Strike Price)[3]	(768)	2.6200	03/15/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	1,655	1.7210	03/18/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(1,655)	0.5100	03/18/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(1,655)	2.2200	03/18/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	3,787	1.8040	03/19/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(3,787)	2.4200	03/19/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(3,787)	0.5100	03/19/2019
Purchase of July 2019 Put Option ($22 Strike Price)[1]	1,333	1.8230	03/20/2019
Sale of July 2019 Put Option ($17 Strike Price)[2]	(1,333)	0.5600	03/20/2019
Sale of January 2020 Call Option ($27 Strike Price)[3]	(1,333)	2.3200	03/20/2019
Purchase of Cash-Settled Total Return Swap	40,323	19.9428	04/30/2019
Purchase of Cash-Settled Total Return Swap	100,000	20.7050	05/01/2019
Purchase of May 2019 Call Option ($22 Strike Price)[4]	22,250	0.4900	05/03/2019
Sale of Common Stock	(600,000)	20.8000	05/03/2019

4 Represents American-style call options purchased in the over the counter market. These call options expire on May 17, 2019.